UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

9 April 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Applied Micro Circuits Corporation

File No. 0-23193 – CF# 24919

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Applied Micro Circuits Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 2, 2010.

Based on representations by Applied Micro Circuits Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through January 31, 2011
Exhibit 10.2	through January 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel